                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            NORTH COAST ENERGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   658649 10 8
                  -------------------------------------------
                                 (CUSIP Number)

                             Michael A. Ellis, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                       1301 East Ninth Street, Suite 2600
                           Cleveland, Ohio 44114-1824
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 4, 1997
                                -----------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                               Page 1 of 7 Pages

                                  SCHEDULE 13D

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CUSIP No. 658649 10 8                                Page  2   of   7   Pages
          -----------------                              -----    -----
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Nuon International bv

----------------------------------------------------------------------------------------------------------------------------

          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)[X]
                                                                                                                      (b)[ ]

----------------------------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS*

                       WC

----------------------------------------------------------------------------------------------------------------------------

          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)           [ ]

----------------------------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       The Netherlands
----------------------------------------------------------------------------------------------------------------------------

      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 17,241,381
      OWNED BY       -------------------------------------------------------------------------------------------------------
        EACH               8     SHARED VOTING POWER
      REPORTING
     PERSON WITH                 1,084,799
                     -------------------------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 17,241,381
                     -------------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0

----------------------------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       18,326,180
----------------------------------------------------------------------------------------------------------------------------

         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

----------------------------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       65.4%
----------------------------------------------------------------------------------------------------------------------------

         14            TYPE OF REPORTING PERSON*


                       CO
----------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 658649 10 8                                Page  3   of   7   Pages
          -----------------                              -----    -----
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Dr. Leo J.M.J. Blomen

----------------------------------------------------------------------------------------------------------------------------

          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)[X]
                                                                                                                      (b)[ ]

----------------------------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS*

                       N/A

----------------------------------------------------------------------------------------------------------------------------

          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)           [ ]

----------------------------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       The Netherlands
----------------------------------------------------------------------------------------------------------------------------

      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 17,241,381
      OWNED BY       -------------------------------------------------------------------------------------------------------
        EACH               8     SHARED VOTING POWER
      REPORTING
     PERSON WITH                 1,084,799
                     -------------------------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 17,241,381
                     -------------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0

----------------------------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       18,326,180
----------------------------------------------------------------------------------------------------------------------------

         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

----------------------------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       65.4%
----------------------------------------------------------------------------------------------------------------------------

         14            TYPE OF REPORTING PERSON*

                       IN
----------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         Nuon International bv, a limited liability company organized under the laws of the Netherlands ("Nuon"), and Dr. Leo J.M.J. Blomen, Managing Director of Nuon (together, the "Reporting Persons" and individually, the "Reporting Person") hereby make the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Schedule 13D relates to the common shares, $0.01 par value (the "Common Stock"), of North Coast Energy, Inc., a Delaware Corporation (the "Company"). Specifically, this Schedule 13D is being filed in connection with the purchase of up to 17,241,381 shares of Common Stock of North Coast by Nuon (the "Transaction"). The Transaction was consummated in accordance with the terms of a Stock Purchase Agreement, dated as of August 1, 1997 (the "Purchase Agreement"), by and between North Coast and Nuon (identified as Exhibit A hereto).

         Pursuant to the Purchase Agreement, at the closing of the Transaction on September 4, 1996, Nuon entered into a Voting Agreement (the "Voting Agreement") with Garry Regan, President and Chairman of the Board of North Coast and Charles M. Lombardy, Jr., Chief Executive Officer and Director of North Coast, with respect to the shares of Common Stock owned or hereafter owned by Messrs. Regan and Lombardy. The Voting Agreement is attached hereto as Exhibit B.

Item 1.           SECURITY AND ISSUER.

                  This Schedule 13D relates to the Common Stock of North Coast. The address of the principal executive offices of North Coast is 1993 Case Parkway, Twinsburg, Ohio 44087-2343.


Item 2.           IDENTITY AND BACKGROUND.

                  (a - c) This Schedule 13D is being filed by Nuon International bv, a limited liability company organized under the laws of the Netherlands. Nuon is a division of the Netherlands based Nuon bv, the second largest utility in the Netherlands, providing a variety of services, including distribution of gas, electricity, water and telecommunications to over 2.5 million customers. The address of Nuon's principal office and principal business is Utrechtseweg 68, 6812 AH Arnhem, The Netherlands. This Schedule 13D also is being filed by Dr. Leo J.M.J. Blomen, the Managing Director of Nuon.

                  (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Nuon is a limited liability company organized under the laws of the Netherlands. Dr. Blomen is a citizen of the Netherlands.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  At the closing of the transactions contemplated by the Purchase Agreement, Nuon paid $5 million in cash to North Coast in exchange for 5,747,127 shares of Common Stock. The purchase price was paid out of the general working capital of Nuon. The Purchase Agreement provides for the purchase of an additional 11,494,254

                                                               Page 4 of 7 Pages
shares over the next two years subject to certain conditions, including the development of a plan of complementary business. Payment for such shares is anticipated to be funded from working capital or existing credit facilities.

Item 4.           PURPOSE OF TRANSACTION.

                  The purpose of the Transaction was for Nuon to acquire a substantial investment in North Coast, which represented Nuon's initial investment in the United States' oil and gas markets. Nuon views North Coast as a strategic partner in the energy business that will provide a platform for Nuon to bring to the U.S. the products and services it currently provides overseas. Under the terms of the Stock Purchase Agreement, three Nuon representatives were placed on the Board of Directors of North Coast which consists of nine members. At such time as Nuon purchases the second tranche of 5,747,127 shares, on or before September 4, 1998, it shall have the right to appoint two additional members of the Board of Directors and its nominees would then hold a majority of the directorships.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of September 4, 1997, the closing date of the transaction, Nuon had beneficial ownership of 18,326,160 shares, including 11,494,254 shares issuable under the terms of the Agreement one-half of which are to be issued by September 1998 and 1999, respectively, and 1,084,799 shares currently owned by Regan and Lombardy. Therefore, the Reporting Persons have acquired beneficial ownership of 65.4% of the Common Stock. Nuon disclaims beneficial interest in the shares owned by Messrs. Regan and Lombardy and Dr. Blomen disclaims beneficial ownership of all shares of Common Stock. Neither Nuon, in the case of the shares owned by Messrs. Regan and Lombardy, nor Dr. Blomen, in the case of all shares, has a pecuniary interest in such shares.

                  (b) The Reporting Persons have sole power to vote and dispose of 17,241,381 shares of Common Stock owned by them and have the shared power to vote currently the 1,084,799 shares of Common Stock owned by Messrs. Regan and Lombardy pursuant to the Voting Agreement.

                  (c) Other than the purchase under the Purchase Agreement previously described herein, there have been no transaction in shares of Common Stock effected within the past sixty (60) days by the Reporting Persons.

                  (d)      N/A

                  (e)      N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons have the power to direct the vote of shares held by Messrs. Regan and Lombardy under the Voting Agreement described above. Neither of the Reporting Persons is a party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of North Coast that would have to be described pursuant to this Item 6.


                                                               Page 5 of 7 Pages

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A         Stock Purchase Agreement dated as of August 1, 1997
                           by and between Nuon and North Coast. Incorporated by reference to the exhibit filed with the Commission by North Coast (Commission File No. 0-18691) in its Form
                           8-K, dated August 1, 1997.

         Exhibit B         Voting Agreement dated as of September 4, 1996, by
                           and among Nuon, Regan and Lombardy

         Exhibit C         Joint Filing Agreement dated as of September 12, 1997
                           by and between the Reporting Persons



                                                               Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   NUON INTERNATIONAL bv


Dated:  September 12, 1997         By:    /s/ Leo J.M.J. Blomen
                                          --------------------------------------
                                          Leo J.M.J. Blomen, Managing Director


Dated: September 12, 1997           /s/ Leo J.M.J. Blomen
                                   ---------------------------------------------
                                   LEO J.M.J. BLOMEN, Individually

                                                               Page 7 of 7 Pages

                                                                       Exhibit B

                                VOTING AGREEMENT


         This VOTING AGREEMENT ("Agreement") made and entered into as of September 4, 1997 by and among CHARLES M. LOMBARDY, JR. ("Lombardy"), GARRY REGAN ("Regan") ("Lombardy and Regan are sometimes hereinafter referred to individually as a "Stockholder" and collectively as the "Stockholders") and NUON INTERNATIONAL bv, a limited liability company organized under the laws of the Netherlands ("Purchaser"), is to evidence the following agreements and understandings:

                              W I T N E S S E T H:

         WHEREAS, contemporaneously with the delivery of this Agreement, Purchaser and North Coast Energy, Inc., a Delaware corporation ("Seller"), are closing the transactions contemplated by that certain Stock Purchase Agreement dated as of August 1, 1997 (the "Purchase Agreement"); and

         WHEREAS, in order to induce Purchaser to enter into and close the transactions contemplated by the Purchase Agreement, Stockholders agree to vote all shares of Seller's common stock, $0.01 par value per share ("Common Stock"), held by them from time to time (the "Shares") in accordance with the terms of this Agreement; and

         WHEREAS, Purchaser has agreed to vote all shares of Common Stock held by it from time to time (the "Purchaser Shares") in accordance with the terms of this Agreement.

                                   AGREEMENTS:

         NOW, THEREFORE, in consideration of Purchaser entering into the Purchase Agreement and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

         1.       Voting.
                  -------
                  (a) The Stockholders hereby represent that there are no voting agreements or proxies granted with respect to the Shares which are inconsistent with this Agreement. Stockholders agree to vote the Shares at any meeting or action by written consent at which a vote of stockholders of Seller is taken or requested in accordance with the instruction of management of Purchaser, including their agreement to vote their Shares in favor of the nominees for directors of Seller as designated by Purchaser. Notwithstanding the foregoing,

Stockholders shall not be obligated to vote the Shares in a manner which is adverse to their interests (i) as employees of Seller or (ii) in remaining on the Board of Directors of Seller.

                  (b) During such time as the Stockholders remain employees of Seller, Purchaser agrees to vote the Purchaser Shares at any meeting or action by written consent at which a vote of stockholders of Seller is taken or requested in favor of the Stockholders continued election to Seller's Board of Directors. Purchaser agrees that during such time as Stockholders remain employees of Seller, Purchaser shall, and shall cause its designees to, nominate Stockholders to Seller's Board of Directors and during such time period, Purchaser will not, and will cause its designees not to, vote or take any action in favor of removing Stockholders as directors.

         2. TERM AND EFFECT. The obligations of Stockholders and Purchaser under this Agreement shall terminate upon the earlier to occur of: (i) September 30, 1998 in the event Purchaser has not elected to make the second installment contemplated by Section 2.1 of the Purchase Agreement; or (ii) the expiration of ten (10) years from the date of this Agreement. In addition, the obligations of Stockholders and Purchaser under this Agreement shall terminate in the event that subsequent to the satisfaction of the Installment Conditions (as defined in the Purchase Agreement), Purchaser's percentage ownership of the outstanding shares of Common Stock of Seller falls below thirty-three and one-third percent (33 1/3%).

         3. NO GRANT OF OTHER PROXIES. Except pursuant to this Agreement, neither Stockholders on the one hand nor Purchaser on the other hand shall, without the prior written consent of the other, directly or indirectly grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of the Shares or Purchaser Shares, as the case may be, inconsistent with this Agreement.

         4. FIDUCIARY DUTY OF STOCKHOLDERS. Nothing in this Agreement shall prohibit the Stockholders, solely in their capacities as officers or directors of Seller, from exercising their fiduciary duties as required by law.

         5. REPRESENTATIONS AND WARRANTIES OF PURCHASER. As a material inducement to Stockholders entering into this Agreement, Purchaser represents and warrants to Stockholders as follows:

                  (a) POWER AND AUTHORITY. Purchaser has the power and authority under applicable law to execute and deliver this Agreement and consummate the transactions contemplated hereby, and has all necessary authority to execute, deliver and perform its obligations under this Agreement and consummate the transactions contemplated hereby. Purchaser has taken all necessary action to authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

                  (b) NO VIOLATION. The execution and delivery by Purchaser of this Agreement and the consummation of the transactions contemplated hereby, and the compliance by Purchaser with the terms and provisions hereof, will not (i) result in a violation or breach of, or constitute, with or without due notice or lapse of time or both, a material default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of Purchaser's governing documents or any Contract (as defined in the Purchase Agreement) to which Purchaser is a party or by which Purchaser or any material portion of Purchaser's properties or assets may be bound, (ii) violate any Requirement of Law (as defined in the Purchase Agreement) applicable to Purchaser or any material portion of Purchaser's properties or assets or (iii) result in the imposition of any Lien (as defined in the Purchase Agreement) upon any of the properties or assets of Purchaser, except where any of the foregoing would not have a Material Adverse Effect (as defined in the Purchase Agreement) on Purchaser.

         6.       Miscellaneous.
                  --------------

                  (a) SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                  (b) BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except as otherwise specifically provided, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by the Stockholders on the one hand or by the Purchaser without the prior written consent of the other party. Stockholders shall be permitted to sell their Shares on the open market free of the voting restrictions contained in this Agreement. Any other transfer of Shares shall remain subject to the restrictions contained in this Agreement.

                  (c) AMENDMENTS AND MODIFICATIONS. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

                  (d) SPECIFIC PERFORMANCE. The parties hereto acknowledge that each party will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the other party set forth herein. Therefore, it is agreed that, in addition to any other remedies which may be available to the parties upon any such violation, the parties shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available at law or in equity.

                  (e) NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by cable, telecopy, telegram or telex, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties as follows:

         If to Purchaser:

                  Nuon International bv
                  Utrechtseweg 68
                  6812 AH Arnhem
                  The Netherlands
                  Attention: Leo J. M. J. Blomen, Managing Director
                  Telecopy: (011)31-26-377-2817

         and with a copy to:

                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                  1301 East Ninth Street
                  2600 Tower at Erieview
                  Cleveland, Ohio 44114-1824
                  Attention: Michael A. Ellis, Esq.
                  Telecopy: (216) 696-1009

         If to Stockholders:

                  Charles M.  Lombardy, Jr.
                  c/o North Coast Energy, Inc.
                  1993 Case Parkway
                  Twinsburg, Ohio  44087
                  Telecopy: (216) 405-3298

         And:     Garry Regan
                  c/o North Coast Energy, Inc.
                  1993 Case Parkway
                  Twinsburg, Ohio  44087
                  Telecopy: (216) 405-3298
         with copy to:

                  Marc C. Krantz, Esq.
                  Kohrman Jackson and Krantz P.L.L.
                  20th Floor, One Cleveland Center
                  Cleveland, Ohio  44114
                  Telecopy: (216) 621-6536

or to such other address any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

                  (f) GOVERNING LAW. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware as applied to contracts entered into solely between residents of, and to be performed entirely in, such state.

                  (g) ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties hereto in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matters.

                  (h) EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                  (i) COUNTERPARTS. This Agreement shall be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                                            NUON International bv

                                            By: /s/ Leo J.M.J. Blomen
                                               ---------------------------------
                                            Title: Managing Director
                                                  ------------------------------

                                            /s/ CHARLES M.  LOMBARDY, JR.
                                            ---------------------------------
                                            CHARLES M.  LOMBARDY, JR.

                                            /s/ GARRY REGAN
                                            ---------------------------------
                                            GARRY REGAN

                                                                       Exhibit C

                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Nuon International bv dated September 4, 1997 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.


                                   NUON INTERNATIONAL bv


Dated:  September 10, 1997         By:    /s/ Leo J.M.J. Blomen
                                          --------------------------------------
                                          Leo J.M.J. Blomen, Managing Director


Dated: September 10, 1997           /s/ Leo J.M.J. Blomen
                                   ---------------------------------------------
                                   LEO J.M.J. BLOMEN, Individually